
MYSWIMPRO
2022 Report

Dear investors,

Thank you for being a part of the MySwimPro journey! Whether you've offered your time, capital, or network, you are making a huge difference in people's lives around the world.

We're making awesome progress as a company to help more swimmers than ever improve their performance and health.

This past year we've focused our efforts on converting new downloads to paying subscribers by improving our subscription packaging and helping members get to their "a-ha" moment with the MySwimPro app: swimming a guided workout with a compatible wearable. We've seen great success with this strategy through removing friction to purchasing and helping members experience the best our product has to offer.

In addition to continued healthy growth of our brand partnerships, we are pursuing a new revenue growth channel of in-person swim camps held at beautiful locations around the world. Our audience has frequently requested this and after a successful trial-run at our last team retreat we are expanding it to a few camps per year, held around the world. Beyond helping the swimmers who are at the camp, in-person camps further advances our brand trust and provides us with content for the app and marketing channels.

We need your help!

Connect us with potential brand partnerships for marketing activations! Partners can reach over 2M swimmers across our channels with Fares, the #1 fitness swimming influencer on YouTube and leverage our trusted brand in the fitness swimming space. If you know a brand with marketing budget available that wants an entrance to the fitness swimming market we'd love to be connected.

And as always, share your love of the app with other swimmers!

Sincerely,

Adam Oxner

CTO

Fares Ksebati

CEO

Our Mission

We're on a mission to help swimmers train smarter and reach their goals. Swimming is one of the fastest growing sports in the world, but it's difficult and expensive to get personal training. More than 90% of swimmers train by themselves, with no access to professional coaching. MySwimPro changes that. We are democratizing the sport of swimming by helping swimmers and triathletes achieve their goals in a way that's never been possible before.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Revenue and paying subscriber increasing at pace not seen since 2020, with 12mo revenue increasing 22% YoY
- Growth initiative velocity: Running 5 growth hack experiments per month resulting in a 60% increase in conversion
- New revenue channel: In-person Swim Camps. Successful MVP last year and 3 planned in coming year

The Bad

- Not yet fully leveraging new analytics platforms delaying successful paid acquisition channels
- Android platform's revenue growth has stagnated and is not yet profitable
- Our focus on growth has slowed iteration and innovation on core swimming product features

2022 At a Glance

January 1 to December 31


$$$$

$1,674,127 +33%
Revenue



-$591,688
Net Loss


IOU!

$630,051 +35%
Short Term Debt



$344,766
Raised in 2022



$249,492
Cash on Hand
As of 09/24/23

INCOME | BALANCE | NARRATIVE

Revenues Profit


$1,674,127
$1,262,582
$-209,981
$-591,688
2021
2022

Net Margin: -35% | Gross Margin: 85% | Return on Assets: -98% | Earnings per Share: -$0.33 | Revenue per Employee: $209,266 | Cash to Assets: 83% | Revenue to Receivables: 1,632% | Debt Ratio: 104%

MySwimPro_Financials_and_CPA_Review_Report_2021_and_2022.pdf

MySwimPro__Inc.-_Financial_Audit__19__20.pdf

We ❤ Our 546 Investors

Thank You For Believing In Us

Martin Dober
Craig J. Vom Lehn
Lyle Notice
Boudewijn Berendsen
Brandon Chesnutt
Jeff Lazcano
Desiree Robertson
Ethan Loh
Juan P Cuevas
Shawn Gage
Patrick Zabawa
Mikhail Bordyukov
Tomáš Hnetila
Rishi Narayan
Benjamin Hendricks
Lisa A Hypnar
Mark Turner
Jibran Ahmed
Scott Macdonald
Janae' Carey
Andrew Gotianse
Cedric Ng
Javier Evelyn
Kandi Clark
Arthur Shi
Nick Najor
Holger Pillmann
Isaac Gilman
David Kristick
Sean Oxner
Michael Kling
Eric Allen
Ahmet Kursat Alparslan
Sheron Johnston
Philippe Prufer
Christopher Peacock
Beth Smith
Kent Hamilton
Dzu Do
David O'Hern
Sergei ProSwimming
Michael J. Madison
Robert Hodson
M Ichael Brooks
Sanjna Thaker
Ramiro Gonzalez
Don Mohan Chandrajith Li...
Michael Kratz
Dr Karim Jundi
Labous François-René
Madhusoodan Kandi
Robert A. DeMarco
Deb Waszak
Anthony A. Burke
Roger Fung
K H
B Hall
Brian Regan
Andrew Okwara
Christopher Da Sie
Barbara Belfore
Olivier Jouan
James Steele
David N. Bresch
Edward Berlett
Shaina Kulczycki
John Rose
Chad Jepperson
Sushil Jacob
Jason Du Preez
Mercedes Rivera
Audrey Mason
Vanessa Vaughn

Fares Ksebati
Francisco Miguel Trigueir...
Jack Nelson
Tyler Sakosits
Dr. Ala M Shaqra
Rebecca Backman
Morris Zborowski
Abdur Rehman
David King
David Kircos
Cindy Jarvis
Kyle Mulka
Robert Wood
Nate Johnson
Eric Platte
Ajay Khanna
Andrew Loh
Adolfo Andrade
David Knight
Bryan Cheong
Susie F Chin
David Brooks III
Carlos J DeCisneros
E. Frischhut
Pere Vendrell
Ravi Kumar Commuri
Robert Seeman
Todd Sullivan
Dimitry Snezhkov
John Flynn
Angela Peat
Sara Furman
Duncan Douglass
Jean Libutti
Kate Dorris
Michael Sinanian
Stefan Sysko
Mark Rogers
Jacob Hkeik
David Mehi
Suninder Singh Chauhan
Adam Shiblaq
Michael O'Meara
Caleb Bowen
Barbara Church
Marat Usmanov
Leif Clark
Holly K Smith
Bikesh Kawan
Peter Kirsch
Christine Smith
Matthias Lehmann
Caleb Benadum
Greyson Peltier
Michael Iacchei
Teng Yin Ting
Juan Santander
Carol Sheahan
Andrea Gellan
Lauren Jackson
Rebecca Goldman
Jeff Harrell
Greg Holcombe
Casey Fogerty
Saskiha Hoyte
Melissa Shanahan
Martin Steinert
Conor Beardsley
Marc Vergoz
Jeremy Raisky
Mark S.
Laina Rajala
Greg Micek

Andrew Douglas VanderP...
Nathan Schweizer
Haolin Sung
Kim Leftwich
John F. Lennox
Gabor Mayer
Jacqueline Miller
James Michael CRANFORD
Chris Tylenda
Jules Perep
Paul Feltoe
Alyce Sigler
Raed Al Sulaiti
Ian Colin McCain
Jennifer J Masters
Timur Panferov
A.J. Lawrence
Can Dedeoglu
Ian Brigmann
Rob Fetty
Dan N Christina Davis
Keith Nelson
Louis Luangkesorn
Vasily Levchenko
Lovro Soldo
Andrew Zick
Ryan Gregg
Marlene Shirley
Doug Gard
Raoul Sreenivasan
Bonnie Sevakis
Cason Thorsby
Shannon Carrier
Van Duc Nguyen
Francis Glorie
Amber Hudson
Tom Frattini
Kenneth Olson
Ibrahim Awad
Evan Foster
Samuel Todd
James Hardwick
Walter Rowntree
Antonio Portela Estevez
Ben Brasher
Andy Cohen
Dirk Andre Hass
Tim Igo
Marc Forrest
Holden Bank
Keith H. Rutman
Scott Ismail
Laurie Axell
Carl Bromer
Clisty Kinlin
Aaron McLean
Denise Wetzel
Brian Phillips
Aaron DuCharme
Cynthia J HERTZER
Keith Nelson
Saad Eddin Zein
Richard McDonald
Brian Faulconer
Stephan D Junion
Nate Donovan
Victoria Barrio
Andrea Rodina
Jessica Howington
Ronald Barnard
Kevin Hoogheem
Stewart Nelson
Mitchell Quintanilla

Maria Aryee
Madonna Catlis
Scott Gareiss
Anton Lobanov
Steven Dunston
Christine Outram
Richard M Santay
Alberto Jimenez
Anthony Rotolo
Jay Mahler
Casey Sreenan
Kerin Dorris
Trasey Green
Keoni Mahelona
Richard Aguilera
Douglas Grant McLearn
Paul Jaques
John Rindlaub
Shane Bliemaster
Alan Christy
Jan Pedersen
Jerry Wilkinson
Diana Brodeur
Katy Lind
Eric Palumbo
Cameron Grable
Assaf Naveh
Tim Hochradel
Midhat Qidwai
Matthew Seymour
Peter Boniface
Lorenzo Dal Bianco
Kathleen Ann Straub
Gregg Durkin
Oscar Gamarra
Michael J. Hutchinson
Katie Icimsoy
Jose Francisco Ramos
Alan Coldwell
Thomas J. Schwartzenber...
Andrey Seryy
Kristin Welch
Adam Tittarelli
Ryan Beaber
Charles Wilson
David D. Leithner
Samuel Hailu-Cross
Krzysztof Piernicki
Daifulla Said
Joseph Hanecak
Claudia Hall Christian
Dwain KUEHL
Sebastian Smades
Jacob Adelman
John Heinbockel
Evan Clark
Kathy Rupert
Michael Ballon-Garst
Maria Hines
Yoshimi Ishii
Brian D'Agostini
Taffe Newberg
Travis E Farewell
Szabó Laszlo
Nicholas Newman
ángela Corina Hayano
Brandon Hazelton
Nageswar Bijivemula
Joseph Wyson
Francesco Giovanni Bianchi
Michele McLaughlin
Donna Mains
Mark Lagerlöf

Harshad Joshi
Amanda Becker
David Silva Smith
Krishna Mohan Gummalla
Adam Oxner
Hatem Rowaihy
Yannis Moati
Davide Tixi
Bruce Lockwood
Cameron Weaver
Naonao Wu
Ed Wied
Kyle Promes
Yuanyuan Feng
Jangsea Park
Leann Abad
Atticus Li
Scott Olthoff
Paul S. Lee
Heather Bentley
Andrey Bocharov
Nikita Rvachev
Timotej Stern
Sara Sibol
Jon Swan
Paul Varkey
Reggie Edmond
Eric Scheie
William Melville
Luis Goyzueta
Tim Weaver
Jasmyn Samaroo
Nicole Sunderland
Rueben Rosario
Patrick Padgett
Timothy Ross
Kaitlyn Fries
Ryan Landau
Ziad Fares
John Heugle
Michael Curran
Jose Daniel Gonzalez Do...
Mark Carroll
Joshua LEMKE
Jimmy Daniel Moore
Tracy M Backes
Harris Seed III
Gordon Schoenfeld
James F Dagley
Jake Wasserman
Jason Rist
Janet Byrne Smith
Wendy Dueri
Alexis Berra
Reid Pezewski
Susanne Rublein
Gaurav Bhardwaj
Antonio Matias
Maria Boshnacova
Mark Borden
Frederic Chansel
Tyrone Evans
Nelson Bellon Filho
Susan Peterson
Susan Gorski
Sokratis Theocharatos
Gregory Robin
Will Yen
Peter Tomka
Marjorie A High
Diego Sarmiento
Clifton Wu
Julie Davidow

Evan Rowan
Bryan Haas
Andreas Schoenherr
Brandon Camp
Carrianne Carstater
Christopher Lustrino
Corinne Monahan Lettau
Kevin Brown
Glenn Krewson
Kyle Ellicott
Matthew Kneiser
Patty Deters
Andrew Norfolk
Mario Marshall
Adam Daniels
Matthew Gunnet
Thomas Walker
Cesare Tagliaferri
Azam Mo
Isabella Dadseresht
Omar Iskandarani
Qin Ling
Abisayo Sadipe
Fei Ying Pai
Anna Marie Forest
Michael Witt
Bruce E. Hopson
Dan Allon
William Ferrara
Amelia Hill
Hugo Breton
Carolyn J. Doyle
Thomas Coppola
Craig Askins
Mike Wilner
Nancy Norelli
Kevin Mccurry
Luis Daniel Orozco
Aaron Helander
Will Riley Robbins
Ron Barry
Ionut Razvan Ionita
Zach Dolus
Shuntaye D Batson
Michael Chang
Jennifer Edwards
Jeffrey Siple
John A Yearty
Jeevan Pendli
Mohamed Salamey
Marcelo Leal Cabral
Matthew Horne
Michael Camp
Matthew Hopf
Laurie Ross
Greg O'Rourke
Mark Nicolls
Doug Acker
Chad Porterfield
Patty Deters
Annemie Sprenger De Ro...
Constance Bekeny
Kimberly D Hales
Miranda V Rensburg
Sejla Kulaglic
Kristen Tocheny
Gabriel Torres-Brown
Alon Mandel
Sue Hyatt
Adrian Russell
Quinn Burke
Daniel Hicks
Baba Adedapo

Richard Galarza
William Brunner
Jennifer Bisignano
Faris Alami
Raymond Brown (Venture...
Bryian Tan
Michael Joseph Antaran
Hani Naser
Ian Blackburn
Bill Haverland
Ifeanyi Nwachukwu
Apoorva Prabhu Verlekar
Will Raynor
Christopher Rojas
Kurt Olzmann
Adam Thodey
Wan Nie Lo
Beau Yavor
Mel Latt
Keiji Oenoki
Rhett McLaren
Andrew Greule
Josh Hunter
Kwaku Osei
Paco Garcia Gonzalez
Robert Rossbach
Edward Vitkin
James Izzi
Shuiqin Yu
Ryan McGreal-Miller
Colin Casey
Kevin Hatch
Venkata Sanyasi Rama Sa...
Jeffrey J Stoltman
Stewart Nelson
Douglas Ver Mulm
Daniel Cox
Justin L. Cashman
David Pauwels
Cian Walsh
Karina Ho
John Feeman
Katie Johnson
Salim Hussain Alyafei
Peter Biskaduros
Pat McCurry
James Yearty
Silas Porterfield
Shane Trexler
Michael Skaff
Stephen Braverman
David Gluckman
Ole Nerdrum
Malte Skambath
Jess Cooper
Martina Junger
Gillian Benton
Elizabeth Kopacz
Magdalena Newton
Frank FAMOSE
Sébastien Romaire-Denizet
Matt Pruitt
Manuel Felipe Rodriguez ...
Margaret Johns
Katie Minister
Christopher Royce Boll
Joanna Wu
Michael Wasco
Erin FISHER
Michael Grass
Steven Honeyman
Noelle Lopopolo
David Walker

Eric Gunderson	Jason Motes	Roger Parsons	Steven Vasquez	Soo Jin Um	David Biette	Michael Knolker
Hani Sindi	James Ponder	Sam Israelit	Angela Wong	Sarah Turnage	Jack Pollard	Terry Flenniken
Yamen Tayara	Ariel Rivkin	Edgar Vazquez-Sierra	Michael Dunkle	Mohaned Ibrahim	Karen Arnone	M Ichael Horak
Wendy Sadeh	Emmanuel Wamibu	Anthony Dervey	Murry ZBOROWSKI	Anker Lerret	Guido Marcon	Benjamin Goins
Valentine Ledour	Sasha Alexandrovich	Life Of A Docpreneur L.O...	Oliver Wilkinson	Arnaud Hannir	Cesar Ortiz	Jeff Kline

Thank You!

From the MySwimPro Team



Fares Ksebati

CEO



Adam Oxner

CTO



Paige Walters

VP of Marketing

Paige was MySwimPro's 1st full-time employee and today she leads the marketing team! She loves the water, played Water Polo at Arizona State University, and continues to compete in Masters Water Polo today!



Nick Newell

VP of Engineering

Nick is a software engineering leader with 20 years experience, cloud native creator, and inventor of 90 patented technologies. He loves swimming with his kids at 1 mile high and hiking with his friends at 2.6516 miles high.


MySwimPro

Charlie Brown

Community Champion

Charlie has helped thousands of swimmers improve over the last 5 years working at MySwimPro. He's been a swimmer almost his entire life. He is passionate about swimming and great customer service.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Fares Ksebati	CEO of MySwimPro @ MySwimPro	2015
Adam Oxner	CTO at MySwimPro @ MySwimPro	2015

Officers

OFFICER	TITLE	JOINED
Fares Ksebati	President CEO Treasurer	2015
Adam Oxner	Secretary	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Adam Oxner	450,000 Common	25.0%
Fares Ksebati	930,000 Common	51.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2016	$50,000	Safe	4(a)(2)
09/2017	$130,530		4(a)(6)
04/2019	$465,746		4(a)(6)
11/2019	$50,000	Safe	Section 4(a)(2)
06/2020	$80,000		Section 4(a)(2)
03/2022	$344,766		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/02/2020	$80,000	6.0%	20.0%	$10,000,000	06/02/2022

Outstanding Debts

None.

Related Party Transactions

Name	Fares Ksebati
Amount Invested	$0
Transaction type	Other
Issued	10/01/2022
Relationship	CEO, President, Chairman

NIL deal between Fares Ksebati and the Company, including ownership of the Coach Fares YouTube Channel. Summary of the contract's main points is below:

- Ownership of the YouTube channel previously named "MySwimPro" and owned by the Company has transferred ownership to Fares Ksebati.

-While Fares is employed by MySwimPro Inc, the Company retains control of the Channel's content and revenue, with the exception that moving forward, Fares gets a 35% commission for sponsorship and affiliate deals where he is the main actor.

- After Fares' employment ends, the Company retains 20% of ad revenue from the Channel in perpetuity.

- If Fares departs the Company within 18 months of the agreements affective date, the Company is owed an Early Termination Fee.

- This agreement does not affect or change any channels or assets other than this YouTube channel (the other YouTube channel, the app, Instagram, Facebook, etc.).

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	5,000,000	1,800,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A shift in market dynamics or the competitive landscape could cause the product offering or services to become obsolete and unnecessary by the target demographic.

The Company's team members may leave and suitable replacements may not be hired quickly enough resulting in a poor experience for existing customers, and potentially even the closure of services and the business.

The total market of swimmers willing and able to pay for the Company's paid services may in fact be much smaller than initially anticipated.

A small portion of the company's cash reserves (< 10%) have been allocated to BTC (Bitcoin) and the value could depreciate relative to the US Dollar in the future.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The global pandemic (covid-19) may extend well beyond 2022 and keep many swimming facilities closed over the next few years.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MySwimPro, Inc.

- Delaware Corporation
- Organized March 2015
- 8 employees

206 East Huron Street
Ann Arbor MI 48104

https://myswimpro.com

Business Description

Refer to the MySwimPro profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MySwimPro has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late to file C-AR.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.